SUBSCRIPTION AGREEMENT BETWEEN THE FUND AND THE INVESTOR

THE MULTI-STRATEGY GROWTH & INCOME FUND LETTER OF INVESTMENT INTENT

September  19, 2011

To the Board of Trustees of The Multi-Strategy Growth & Income Fund:

The undersigned  (the "Purchaser") hereby subscribes to purchase a beneficial interest ("Interest") in the The Multi-Strategy Growth & Income Fund, in the amount of $100,000.00 for 10,000 shares at net asset value of $10.00 per share, in consideration for which the Purchaser agrees to transfer to you upon demand cash in the amount of$100,000.00.

The Purchaser agrees that the Interest is being purchased for investment purposes  only and with no present intention of reselling or redeeming said Interest.

RJL Capital Management, LLC

By:	/s/Brent Rivard
Name:	Brent Rivard
Title:	President

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